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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Portfolio Management, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9515 Deereco Road, Suite 1010
(No. and Street)

Timonium	Maryland	21093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Dyer	410-667-4575	pdyer@cpminvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group
(Name – if individual, state last, first, and middle name)

PO BOX 114	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick V Dyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Portfolio Management, Inc, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

STEVEN W MIDDLETON NOTARY PUBLIC MONTGOMERY COUNTY, MD

STEVEN W MIDDLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
February 28, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL PORTFOLIO MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

for the year ended March 31, 2025

CAPITAL PORTFOLIO MANAGEMENT, INC.

INDEX



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capital Portfolio Management, Inc.

Opinion on the Financial Statemen1ts

We have audited the accompanying statement of financial position of Capital Portfolio Management, Inc., as of March 31, 2025, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year ended March 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc. as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Portfolio Management, Inc.'s management. Our responsibility is to express an opinion on Capital Portfolio Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Portfolio Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Capital Portfolio Management, Inc.'s financial statements. The supplemental information is the responsibility of Capital Portfolio Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our



opinion, the computation of net capital, computation of net capital requirements, and computation of aggregate indebtedness, computation of reserve requirements, and information relating to possession or control is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Capital Portfolio Management, Inc.'s auditor since 2025.
Landenberg, Pennsylvania
July 15, 2025

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2025

ASSETS		
Cash	$	93,963
Deposits with clearing organization		52,516
Commissions receivable		170,232
Employee advance		62,280
Prepaid expenses		82
Rental security deposit		7,125
Right of use asset		263,409
Furniture and equipment (at cost, less accumulated depreciation of $28,159)		-
TOTAL ASSETS	$	649,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	63,325
Lease liability		263,409
Deferred tax liability		36,700
Total liabilities		363,434
STOCKHOLDERS' EQUITY		
Nonconvertible preferred stock, $1 par value, 283,000 shares authorized, 98,600 shares issued (Note #4)		98,600
Common stock, $1 par value, 200,000 shares authorized, 25,000 shares issued		25,000
Additional paid-in capital		29,941
Retained earnings		132,632
Total stockholders' equity		286.173
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	649,607

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
March 31, 2025

Revenues		
Commissions	$	1,739,982
Mutual fund fees		406,306
Principal transactions		69
Interest		45,805
Investment Advisory		187,769
Other		17,436
Total revenue		2,397,367
Expenses		
Compensation and benefits		2,141,173
Floor brokerage and clearing fees		62,919
Occupancy		95,874
Professional fees		9,000
Communications		9,350
Office supplies		13,661
Registration and licenses		16,919
Insurance		11,200
Other		11,797
Total expenses		2,371,893
Income before income taxes		25,474
Income tax expense		5,355
Net Income	$	20,119

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
March 31, 2025

| | Capital Stock | | Additional | Retained | |
	Preferred	Common	Paid-in Capital	Earnings	Total
Balance, March 31, 2024 (restated)	$ 98,600	$ 25,000	$ 29,941	$ 146,983	$ 300,524
Net income	$ -	$ -	$ -	$ 20,119	$ 20,119
Dividends paid on preferred stock	$ -	$ -	$ -	$ (34,470)	$ (34,470)
Balance, March 31, 2025	$ 98,600	$ 25,000	$ 29,941	$ 132,632	$ 286,173

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
March 31, 2025

Cash flows from operating activities:		
Net income	$	20,119
Adjustments to reconcile net income to net cash		
Provided by operating activities		
(Increase) decrease in operating assets:		
Commissions receivable		(11,264)
Right of use asset		(146,058)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		15,744
Lease liability		146,058
Net cash used in provided by activities		24,599
Cash flows from investing activities:		
Deposits with clearing organizations		(1,491)
Employee Advance		23,404
Net cash used in investing activities		21,913
Cash flows from financing activities:		
Dividend on preferred stock		(34,470)
Net cash used in financing activities		(34,470)
Net increase in cash		12,042
Cash, beginning of year		81,921
Cash, end of year		93,963

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2025

1. <u>Nature of Business and Summary of Significant Accounting Policies</u>

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. <u>Nature of Operations</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

The Company forwards all security transactions to their clearing firm, which carries and clears such transactions for the Company on a fully disclosed basis. The Company utilizes Hilltop Securities, a Hilltop Holdings Company, as their clearing firm.

B. <u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. <u>Revenue Recognition</u>

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received monthly and recognized as earned. Mutual fund fees are recognized as earned based on the underlying agreements.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Office Equipment

   Cost of office equipment is $28,159 as of March 31, 2025 and the assets are fully depreciated as of March 31, 2025. Depreciation of office equipment is determined by use of the straight-line method over five to seven years.

   The Company's policy is to capitalize property and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   E. Allowance for Bad Debts

   The carrying amount of receivables from the clearing organization and employees are stated net of current expected credit losses. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for credit losses was $0 at March 31, 2025.

   F. Income Taxes

   The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in accordance with Financial Accounting Standards Board (FASB) guidance.

   The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

   As of March 31, 2025, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to March 31, 2022 for federal and state purposes.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

G. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at the clearing firm. It does not include security deposits held as cash.

H. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $7,244 to the plan for the year ended March 31, 2025.

I. Advertising

Advertising costs for the fiscal year were $525. These costs are expensed as incurred.

J. Current Expected Credit Losses

On April 1, 2023, the Company adopted ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments. The Company accounts for current estimated credit losses ("CECL") on financial assets and certain off-balance sheet items, including receivables from customers in accordance with ASC 326-20. It requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20 and determined that a reserve account for CECL is not necessary at December 31, 2024. In addition, the Company has concluded that there are no material credit losses expected on financial assets measured at amortized cost at December 31, 2024.

2   Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At March 31, 2025 the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of March 31, 2025:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization -				
Dreyfus money market Class B shares	$ 52,516	$ ----	$ ----	$ 52,516
Total assets at fair value	$ 52,516	$ ----	$ ----	$ 52,516

There were no transfers between Level 1 and Level 2 during the year.

3. Accounts Receivable

Accounts receivable represents any commissions and fees due from the clearing organization, mutual fund companies, and insurance companies. Total accounts receivable were $170,233 as of March 31, 2025.

4. Preferred Stock

The Board has authorized 283,000 shares of cumulative non-convertible preferred stock at a par value of $1 per share and has issued 98,600 shares.

Shares Authorized	Shares Outstanding	Interest Rate
100,000	3,600	9%
100,000	12,000	10%
63,000	63,000	7%
16,000	16,000	4%
4,000	4,000	8%
283,000	98,600	

The Company also paid $34,470 in dividends during the year.

5. Income Taxes

The Company recognized a federal income tax expense of $5,355 in the income statements for the year ended March 31, 2025:

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Book to tax difference between receivables and liabilities	$ 25,700	$ 11,000	$ 36,700

6. <u>Leases</u>

The Company leases office space under an operating lease. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets and lease liabilities on the statement of financial position. Finance leases are included in finance lease ROU assets and finance lease liabilities on the statement of financial position. At March 31, 2025, there were no finance lease ROU assets or liabilities.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable; the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate as the risk-free rate for similar types of investments. The weighted-average discount rate as of December 31, 2024 is 3.96%. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. The weighted-average remaining lease term for all leases is approximately 3.00 years.

Aggregate annual payments under the lease agreements at March 31, 2025 are approximately as listed in the table below:

Future minimum lease payments under this lease agreement are as follows:

2026	$ 88,040
2027	89,999
2028	92,699
2029	7,743
Total	$ 278,481

The Company has elected to apply the short-term lease exemption to leases of storage space. During the year there was one lease that qualifies for the exemption. The short-term lease cost recognized and disclosed for this lease is $750.

7. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

8. Related Party Transactions

During the year the Company made advances to one of its common stockholders. These advances are payable on demand and bear no interest. As of March 31, 2025 the Company advanced $62,280 to the stockholder.

9. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2025 was $329,509. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2025, the Company's net capital was $111,025 which exceeded the capital requirements of $50,000 by $61,025 and its net capital ratio was .570 to 1.

11. Single Reportable Segment

The Company operates as a securities broker-dealer, offering services that include principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The President acts as the Chief Operating Decision Maker (CODM), evaluating the Company's performance predominantly using net income, particularly for forecasting purposes, while also utilizing excess net capital (as detailed in Note 10) to make operational decisions such as reinvestment of profits or payment of dividends. Excess net capital, though not a measure of profit and loss, serves to maintain capital adequacy. The Company reports as a single operating segment since the CODM manages and assesses business activities based on the Company as a whole. The accounting policies used to measure profit and loss align with the Company's summary of significant accounting policies.

12. Reclassification

In 2025, it was determined that several accounts within Stockholders' Equity had previously been reported incorrectly. Adjustments were made to the balances of Nonconvertible Preferred Stock, Additional Paid-In Capital, and Retained Earnings to properly reflect the values for the year ending March 31, 2025.

	2025	2024	Reclassified
Nonconvertible preferred stock	$ 98,600	$ 493,000	$(394,400)
Additional paid-in capital	$ 29,941	$ -	$ 29,941
Retained earnings (deficit)	$132,632	$ (231,827)	$ 364,459

13 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 15, 2025, the date the financial statements were available to be issued. During the period April 1, 2025 through July 15, 2025, the Company did not have any subsequent events requiring recognitions or disclosure.

Schedule I

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

NET CAPITAL
  Total stockholders' equity $ 286,173

Deductions and/or charges:
  Officer advance   62,280
  Commissions receivable from mutual funds,
    insurance companies, and clearing firm   105,661
  Prepaid expenses   82
  Rental security deposit   7,125
    Total deductions and/or charges   175,148

    Net capital $ 111,025

There were differences between the audited computation of net capital and the broker dealer's corresponding Unaudited Part IIA relating to the addition of accruals being recorded in the amount of $27,116.

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	63,325
Other liabilities-none	-
Total aggregate indebtedness	$ 63,325

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 61,025
Ratio: Aggregate indebtedness to net capital	.570 to 1

Schedule II

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii). The Company is exempt pursuant to k(2)(i), k(2)(ii) and Footnote 74.

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(i), k(2)(ii) and Footnote 74.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2025

ASSETS

Cash	$	93,963
Deposits with clearing organization		52,516
Commissions receivable		170,232
Employee advance		62,280
Prepaid expenses		82
Rental security deposit		7,125
Right of use asset		263,409
Furniture and equipment (at cost, less accumulated depreciation of $28,159)		-
TOTAL ASSETS	$	649,607

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	63,325
Lease liability		263,409
Deferred tax liability		36,700
Total liabilities		363,434

STOCKHOLDERS' EQUITY

Nonconvertible preferred stock, $1 par value, 283,000 shares authorized, 98,600 shares issued (Note #4)		98,600
Common stock, $1 par value, 200,000 shares authorized, 25,000 shares issued		25,000
Additional paid-in capital		29,941
Retained earnings		132,632
Total stockholders' equity		286.173
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	649,607

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
March 31, 2025

Revenues		
Commissions	$	1,739,982
Mutual fund fees		406,306
Principal transactions		69
Interest		45,805
Investment Advisory		187,769
Other		17,436
Total revenue		2,397,367
Expenses		
Compensation and benefits		2,141,173
Floor brokerage and clearing fees		62,919
Occupancy		95,874
Professional fees		9,000
Communications		9,350
Office supplies		13,661
Registration and licenses		16,919
Insurance		11,200
Other		11,797
Total expenses		2,371,893
Income before income taxes		25,474
Income tax expense		5,355
Net Income	$	20,119

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
March 31, 2025

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total
	Preferred	Common			
Balance, March 31, 2024 (restated)	$ 98,600	$ 25,000	$ 29,941	$ 146,983	$ 300,524
Net income	$ -	$ -	$ -	$ 20,119	$ 20,119
Dividends paid on preferred stock	$ -	$ -	$ -	$ (34,470)	$ (34,470)
Balance, March 31, 2025	$ 98,600	$ 25,000	$ 29,941	$ 132,632	$ 286,173

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
March 31, 2025

Cash flows from operating activities:		
Net income	$	20,119
Adjustments to reconcile net income to net cash		
Provided by operating activities		
(Increase) decrease in operating assets:		
Commissions receivable		(11,264)
Right of use asset		(146,058)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		15,744
Lease liability		146,058
Net cash used in provided by activities		24,599
Cash flows from investing activities:		
Deposits with clearing organizations		(1,491)
Employee Advance		23,404
Net cash used in investing activities		21,913
Cash flows from financing activities:		
Dividend on preferred stock		(34,470)
Net cash used in financing activities		(34,470)
Net increase in cash		12,042
Cash, beginning of year		81,921
Cash, end of year		93,963

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2025

1. <u>Nature of Business and Summary of Significant Accounting Policies</u>

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. <u>Nature of Operations</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

The Company forwards all security transactions to their clearing firm, which carries and clears such transactions for the Company on a fully disclosed basis. The Company utilizes Hilltop Securities, a Hilltop Holdings Company, as their clearing firm.

B. <u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. <u>Revenue Recognition</u>

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received monthly and recognized as earned. Mutual fund fees are recognized as earned based on the underlying agreements.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Office Equipment

   Cost of office equipment is $28,159 as of March 31, 2025 and the assets are fully depreciated as of March 31, 2025. Depreciation of office equipment is determined by use of the straight-line method over five to seven years.

   The Company's policy is to capitalize property and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   E. Allowance for Bad Debts

   The carrying amount of receivables from the clearing organization and employees are stated net of current expected credit losses. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for credit losses was $0 at March 31, 2025.

   F. Income Taxes

   The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in accordance with Financial Accounting Standards Board (FASB) guidance.

   The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

   As of March 31, 2025, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to March 31, 2022 for federal and state purposes.

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
March 31, 2025

1. Nature of Business and Summary of Significant Accounting Policies - Continued

G. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at the clearing firm. It does not include security deposits held as cash.

H. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $7,244 to the plan for the year ended March 31, 2025.

I. Advertising

Advertising costs for the fiscal year were $525. These costs are expensed as incurred.

J. Current Expected Credit Losses

On April 1, 2023, the Company adopted ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments. The Company accounts for current estimated credit losses ("CECL") on financial assets and certain off-balance sheet items, including receivables from customers in accordance with ASC 326-20. It requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20 and determined that a reserve account for CECL is not necessary at December 31, 2024. In addition, the Company has concluded that there are no material credit losses expected on financial assets measured at amortized cost at December 31, 2024.

2   Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At March 31, 2025 the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of March 31, 2025:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization -				
Dreyfus money market Class B shares	$ 52,516	$ ----	$ ----	$ 52,516
Total assets at fair value	$ 52,516	$ ----	$ ----	$ 52,516

There were no transfers between Level 1 and Level 2 during the year.

3. Accounts Receivable

Accounts receivable represents any commissions and fees due from the clearing organization, mutual fund companies, and insurance companies. Total accounts receivable were $170,233 as of March 31, 2025.

4. Preferred Stock

The Board has authorized 283,000 shares of cumulative non-convertible preferred stock at a par value of $1 per share and has issued 98,600 shares.

Shares Authorized	Shares Outstanding	Interest Rate
100,000	3,600	9%
100,000	12,000	10%
63,000	63,000	7%
16,000	16,000	4%
4,000	4,000	8%
283,000	98,600	

The Company also paid $34,470 in dividends during the year.

5. Income Taxes

The Company recognized a federal income tax expense of $5,355 in the income statements for the year ended March 31, 2025:

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Book to tax difference between receivables and liabilities	$ 25,700	$ 11,000	$ 36,700

6. <u>Leases</u>

The Company leases office space under an operating lease. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets and lease liabilities on the statement of financial position. Finance leases are included in finance lease ROU assets and finance lease liabilities on the statement of financial position. At March 31, 2025, there were no finance lease ROU assets or liabilities.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable; the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate as the risk-free rate for similar types of investments. The weighted-average discount rate as of December 31, 2024 is 3.96%. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. The weighted-average remaining lease term for all leases is approximately 3.00 years.

Aggregate annual payments under the lease agreements at March 31, 2025 are approximately as listed in the table below:

Future minimum lease payments under this lease agreement are as follows:

2026	$ 88,040
2027	89,999
2028	92,699
2029	7,743
Total	$ 278,481

The Company has elected to apply the short-term lease exemption to leases of storage space. During the year there was one lease that qualifies for the exemption. The short-term lease cost recognized and disclosed for this lease is $750.

7. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

8. Related Party Transactions

During the year the Company made advances to one of its common stockholders. These advances are payable on demand and bear no interest. As of March 31, 2025 the Company advanced $62,280 to the stockholder.

9. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2025 was $329,509. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2025, the Company's net capital was $111,025 which exceeded the capital requirements of $50,000 by $61,025 and its net capital ratio was .570 to 1.

11. Single Reportable Segment

The Company operates as a securities broker-dealer, offering services that include principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The President acts as the Chief Operating Decision Maker (CODM), evaluating the Company's performance predominantly using net income, particularly for forecasting purposes, while also utilizing excess net capital (as detailed in Note 10) to make operational decisions such as reinvestment of profits or payment of dividends. Excess net capital, though not a measure of profit and loss, serves to maintain capital adequacy. The Company reports as a single operating segment since the CODM manages and assesses business activities based on the Company as a whole. The accounting policies used to measure profit and loss align with the Company's summary of significant accounting policies.

12. Reclassification

In 2025, it was determined that several accounts within Stockholders' Equity had previously been reported incorrectly. Adjustments were made to the balances of Nonconvertible Preferred Stock, Additional Paid-In Capital, and Retained Earnings to properly reflect the values for the year ending March 31, 2025.

	2025	2024	Reclassified
Nonconvertible preferred stock	$ 98,600	$ 493,000	$(394,400)
Additional paid-in capital	$ 29,941	$ -	$ 29,941
Retained earnings (deficit)	$132,632	$ (231,827)	$ 364,459

13 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 15, 2025, the date the financial statements were available to be issued. During the period April 1, 2025 through July 15, 2025, the Company did not have any subsequent events requiring recognitions or disclosure.

Schedule I

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

NET CAPITAL
  Total stockholders' equity $ 286,173

Deductions and/or charges:
  Officer advance   62,280
  Commissions receivable from mutual funds,
    insurance companies, and clearing firm   105,661
  Prepaid expenses   82
  Rental security deposit   7,125
    Total deductions and/or charges   175,148

    Net capital $ 111,025

There were differences between the audited computation of net capital and the broker dealer's corresponding Unaudited Part IIA relating to the addition of accruals being recorded in the amount of $27,116.

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	63,325
Other liabilities-none	-
Total aggregate indebtedness	$ 63,325

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 61,025
Ratio: Aggregate indebtedness to net capital	.570 to 1

Schedule II

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii). The Company is exempt pursuant to k(2)(i), k(2)(ii) and Footnote 74.

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2025

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(i), k(2)(ii) and Footnote 74.



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capital Portfolio Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Capital Portfolio Management, Inc. (“the Company”) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the “exemption provisions”) and (2) Capital Portfolio Management, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc. is also filing this Exemption Report because Capital Portfolio Management, Inc.’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Capital Portfolio Management, Inc.. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Capital Portfolio Management, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2025 without exception.

Capital Portfolio Management, Inc.’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Portfolio Management, Inc.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, LLC

Landenberg, Pennsylvania
July 15, 2025

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www.rwgroupllc.com



CAPITAL
PORTFOLIO
MANAGEMENT
INVESTMENT SERVICES & LIFE INSURANCE

9515 Deereco Road, Suite 1010
Timonium, MD 21093
OFFICE: 410.667.4575
TOLL FREE: 800.695.4648
FAX: 410.667.4926
WWW.CPMINVESTMENTS.COM
Members FINRA SIPC MSRB

EXEMPTION REPORT

March 31, 2025

Capital Portfolio Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the fiscal year ended without exception

4) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Patrick V. Dyer, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

[signature]
President